UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

New England Investment Companies, L.P.
(Name of Issuer)

Units of Limited Partnership Interest
(Title of Class of Securities)

644095 10 1
(CUSIP Number)


Jane C. Weinberg, Esq., Metropolitan Life Insurance Company
              One Madison Avenue, New York, NY 10010
(212) 578-5883
     _________________________________________________

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)


January 1, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with the statement / /
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).





1. 	NAME OF REPORTING PERSONS
	S.S. OR I.R.S.. IDENTIFICATION NO. OF ABOVE PERSON
	Metropolitan Life Insurance Company
	(I.R.S. No. 13-5581829)
	MetLife New England Holdings, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
 	N/A										(b) / /

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
  		00 (See Item 3)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)                        /  /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
	New York

  NUMBER OF 		7.	SOLE VOTING POWER
     SHARES				21,073,800
BENEFICIALLY
  OWNED BY 		8.	SHARED VOTING POWER
       EACH 				0
   REPORTING 		9.	SOLE DISPOSITIVE POWER
      PERSON				21,073,800
        WITH
				10.	SHARED DISPOSITIVE POWER
					0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON
	21,073,800

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*  	/  /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	52.1%

14.	TYPE OF REPORTING PERSON*
	MetLife = IC; MetLife NE Holdings = HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
Item 1.	Security and Issuer

	No change

Item 2.	Identity and Background

2 (a-c).

I.	Filing Parties:

	No change

II.	Control Relationships

	No change

III.	Executive Officers and Directors

	In accordance with the provisions of General Instruction C to
Schedule 13-D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

2(d).	Criminal Proceedings

	No change

2(e).	Civil Securities Law Proceedings

	No change

Item 3.	Source and Amount of Funds or Other Consideration

	No change

Item 4.	Purpose of the Transaction

	On December 10, 1996, 10,000 shares to which the Filing Parties held a contingent reversionary interest were allocated to other persons and became unavailable to the Filing Parties.
On January 1, 1997, 2,662,481 shares were issued by the Issuer, thus increasing the outstanding shares and thereby reducing the Filing Parties percentage interest.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the outstanding
Units of the Partnership beneficially owned by the Filing Party, is as follows:

	Number of Units Directly Held:	20,790,000

	Number of Units Indirectly Held:	173,800 to which there is a
contingent reversionary interest and which Units are held by the General Partner and 110,000 into which the General Partner General Partnership units are convertible. The General Partner is a wholly owned subsidiary of NE Holdings.

	Number of Units Directly and Indirectly held:	21,073,800

	Approximate Percentage:	52.1%

	The percentage is based on 40,452,631 Units outstanding. The Filing Party disclaims beneficial ownership to all Units held indirectly.

(b)	The disclosure concerning the sole or shared power to vote
the Units held by the Filing Party contained in Items 7 through 10 of the cover page hereof is hereby incorporated by reference herein.

(c)	No change

(d) 	No change

(e)	No change

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

	No change


Item 7.	Material to be Filed as Exhibits

Exhibit A Agreement Required for Joint Filing
Schedule of Directors and Officers



                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            		METROPOLITAN LIFE INSURANCE COMPANY

                		By:	/s/ Jane C. Weinberg

    			Jane C. Weinberg
			Associate General Counsel


			METLIFE NEW ENGLAND HOLDINGS, INC.

			By: 	/s/ Louis Ragusa
				Louis Ragusa
			Vice President & Secretary







EXHIBIT A

AGREEMENT REQUIRED FOR JOINT FILING UNDER RULE 13d-1 f)(1) (iii)
					February 3, 1997

Re:	Statement on Schedule 13D under the Securities Exchange Act of
1934 Relating to Units of Limited Partnership of New England Investment Companies, L.P., a Delaware limited partnership.

Each of the undersigned understands, consents and agrees that the above-referenced Statement on Schedule 13D is filed on behalf of each of the undersigned and that this letter shall be attached as an exhibit to such Statement.

			METROPOLITAN LIFE INSURANCE COMPANY


					By:	/s/ Jane C. Weinberg
						Jane C. Weinberg
						Associate General Counsel


			METLIFE NEW ENGLAND HOLDINGS, INC.


					By:	/s/ Louis Ragusa
						Louis Ragusa
						Vice President and
						Secretary






February 3, 1997






 SCHEDULE A




EXECUTIVE OFFICERS AND DIRECTORS OF METLIFE AND NE HOLDINGS
INFORMATION REQUIRED BY GENERAL INSTRUCTION C OF SCHEDULE 13D

Directors of MetLife

Allen E. Murray

250 Foxhunt Crescent
Syosset, NY 11791

Retired Chairman of the Board
and Chief Executive Officer
Mobile Corporation

Citizenship  USA

John B. M. Place

1100 Union St.
San Francisco, CA 94109

Former Chairman of the Board
Crocker National Corporation

Citizenship USA

William S. Sneath

41 Leeward Lane
Riverside, Ct 06878

Retired Chairman of the Board
Union Carbide Corporation

Citizenship USA

Richard J. Mahoney

800 N. Lindbergh Boulevard
St. Louis, MO 63167

Chairman of the Executive Committee
Monsanto Company

Citizenship USA

James R. Houghton

The Field
Spencer Hill Road
R.d.2
Corning, NY 14830

Chairman of the Board
and Chief Executive Officer
Corning Incorporated

Citizenship USA

Curtis H. Barnette

1170 Eighth Avenue
Martin Tower 2118
Bethlehem, PA 18016-7699

Chairman of the Board and
Chief Executive Officer
Bethlehem Steel Corporation

Citizenship USA

Joan Ganz Cooney

1 Lincoln Plaza
New York, NY 10023

Chairman, Executive Committee
Childrens Television Workshop

Citizenship USA

Robert G. Schwartz

200 Park Avenue
New York, New York

Retired Chairman of the Board,
President and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Hugh B. Price

500 E. 62nd St.
New York, NY 10021

President and Chief Executive Officer
National Urban League, Inc.

Citizenship USA

Helene L. Kaplan

146 Central Park West
New York, NY 10023

Of Counsel
Skadden, Arps, Slate, Meagher & Flom

Citizenship USA

Ruth J. Simmons, Ph.D.

Smith College
College Hall 20
Northampton, MA 01063

President
Smith College

Citizenship USA

John J. Phelan, Jr.

P.O. Box 524
Locust Valley, NY 11560

Retired Chairman
and Chief Executive Officer
New York Stock Exchange, Inc.

Citizenship USA

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Burton A. Dole, Jr.

2200 Faraday Ave.
Carlsbad, CA   92008-7208

Chairman of the Board
Nellcor Puritan Bennett

Citizenship USA

Charles M. Leighton

524 Main Street
Acton, MA   01720

Chairman & CEO
CML Group, Inc.

Citizenship USA

Executive Officers of MetLife

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Gerald Clark

One Madison Avenue
New York, NY   10010

Senior Executive Vice-President
and Chief Investment Officer
Metropolitan Life Insurance Company

Citizenship  USA

Stewart G. Nagler

One Madison Avenue
New York, NY 10010

Senior Executive Vice-President
and Chief Financial Officer

Citizenship USA

Gary A. Beller

One Madison Avenue
New York, NY 10010

Executive Vice-President
and General Counsel

Citizenship USA

Robert H. Benmosche

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

C. Robert Henrikson

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

John D. Moynahan, Jr.

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

Catherine A. Rein

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship USA

John H. Tweedie

One Madison Avenue
New York, NY 10010

Executive Vice-President

Citizenship UK and Canada

Jeffrey J. Hodgman

One Madison Avenue
New York, NY   10010

Executive Vice President

Citizenship USA

William J. Toppeta

One Madison Avenue
New York, NY   10010

Executive Vice-President

David A. Levene

One Madison Avenue
New York, NY   10010

Executive Vice President

Directors of NE Holdings

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer
Metropolitan Life Insurance Company

Citizenship USA

Gary A. Beller

One Madison Avenue
New York, NY 10010

Executive Vice-President
and General Counsel
Metropolitan Life Insurance Company

Citizenship USA

Ted Athanassiades

One Madison Avenue
New York, New York 10010

Vice Chairman of the Board
Metropolitan Life Insurance Company

Citizenship USA

Robert Shafto

501 Boylston Street
Boston, MA   02116

Director

Peter Voss

501 Boylston Street
Boston, MA   02116


Executive Officers of NE Holdings

Harry P. Kamen

One Madison Avenue
New York, NY 10010

Chairman, President
and Chief Executive Officer

Citizenship  USA

Arthur Typermass

One Madison Avenue
New York, NY 10010

Vice President and
Treasurer

Citizenship USA

Louis G. Ragusa

One Madison Avenue
New York, NY 10010

Vice President and
Secretary

Citizenship USA

Robert C. Tarnok

One Madison Avenue
New York, NY  10010

Controller

Citizenship USA








Cusip No. 644095 10 1




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